News Release
B2Gold Corp. Reports Strong First Quarter 2017 Results Exceeding its Budget Guidance;
Fekola Project Mine Construction Remains on Target for an October 1, 2017 Production Start

Vancouver, May 3, 2017 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the first quarter of 2017. The Company previously released its gold production and gold revenue for the first quarter of 2017 (see news release dated 04/19/17). All dollar figures are in United States dollars unless otherwise indicated.

2017 First Quarter Highlights

•	Consolidated gold production of 132,736 ounces, 6% (or 7,955 ounces) above budget and 4% (or 4,892 ounces) higher than the same period in 2016
•	Consolidated gold revenue of $146.3 million on sales of 119,937 ounces at an average price of $1,219 per ounce
•	Consolidated cash operating costs (see “Non-IFRS Measures”) of $564 per ounce, $80 per ounce (or 12%) below budget
•	Consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of $889 per ounce, $262 per ounce (or 23%) below budget
•	Cash flow from operating activities (after non-cash working capital changes) of $39.6 million ($0.04 per share)
•	Strong cash position of $103.2 million at quarter-end
•	Company is on track to meet its 2017 annual guidance of between 545,000 to 595,000 ounces of gold production
•	Fekola Project mine construction remains 3 months ahead of schedule for an anticipated October 1, 2017 production start and remains on budget
•	On March 29, 2017, received the 2016 Award for “Friend of the Environment” and the 2016 Award for “Exporter of the Year” in Nicaragua

2017 First Quarter Operational Results

Consolidated gold production in the first quarter of 2017 was 132,736 ounces, 6% (or 7,955 ounces) above budget and 4% (or 4,892 ounces) higher than the first quarter of 2016. Gold production from the Company’s Masbate, Otjikoto and La Libertad mines all exceeded expectations. The Otjikoto Mine had a very strong start to the year with first quarter gold production of 42,774 ounces, significantly above budget by 20% (or 7,082 ounces) and also 20% (or 7,071 ounces) greater than the first quarter of 2016. The Masbate Mine also continued its very strong operational performance producing 52,562 ounces of gold, 5% (or 2,569 ounces) above budget and comparable with the prior-year quarter.

Consolidated cash operating costs in the quarter were $564 per ounce, $80 per ounce (or 12%) below budget. This was mainly the result of higher-than-budgeted gold production combined with lower-than-budgeted operating costs (see “Operations” section below). Consolidated cash operating costs in the quarter were $65 per ounce higher compared with the first quarter of 2016, as the prior-year quarter had benefited from lower fuel prices and a significantly weaker Namibian dollar/US dollar foreign exchange rate.

Consolidated AISC in the quarter were $889 per ounce, $262 per ounce (or 23%) below budget and comparable with the prior-year quarter. The favourable variance against budget reflects the lower cash operating costs per ounce as well as lower-than-budgeted sustaining capital expenditures (mainly due to the timing of equipment purchases at Masbate and lower pre-stripping costs at Otjikoto).

For full-year 2017, B2Gold is projecting another year of growth with consolidated gold production expected to be in the range of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces). Consolidated cash operating costs are expected to be between $610 and $650 per ounce and consolidated AISC are expected to be between $940 and $970 per ounce. In comparison to 2016, 2017 forecast sustaining capital expenditures are anomalously high as a result of Masbate’s planned mining fleet replacement/expansion and anticipated higher average strip ratios at Otjikoto (which are expected to be lower in 2018 and 2019).

Looking forward to 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and to be between 900,000 and 950,000 ounces. The Fekola Project is expected to be a large low-cost producer and should enable the Company to significantly reduce its forecast longer term cash operating costs per ounce and AISC per ounce. The Company’s forecast consolidated cash operating costs per ounce and AISC per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for AISC).

2017 First Quarter Financial Results

Consolidated gold revenue in the first quarter of 2017 was $146.3 million on sales of 119,937 ounces at an average price of $1,219 per ounce compared to $144.3 million on sales of 120,899 ounces at an average price of $1,193 per ounce in the first quarter of 2016. The 1% increase in gold revenue was mainly attributable to a 2% increase in the average realized gold price, partially offset by a 1% decrease in gold sales volume. The decrease in gold sales volume was due to the timing of gold shipments.

Consolidated gold revenue in the first quarter of 2017 included $15.0 million related to the delivery of gold into the Company’s prepaid sales contracts (deferred revenue) associated with the Company’s prepaid sales transactions entered into in March 2016. During the quarter, 12,908 ounces of gold were delivered under these contracts.

In the first quarter of 2017, as expected, the Company’s cash flow from operating activities (after non-cash working capital changes) was $39.6 million ($0.04 per share) compared with $171.6 million ($0.19 per share) in the first quarter of 2016. Operating cash flows in the prior-year quarter were higher mainly due to the Company’s Prepaid Sales transactions in March 2016 of $120 million and to non-cash working capital adjustments. Non-cash working capital changes in the current quarter were negative $17.0 million compared with negative $6.1 million in the first quarter of 2016. The main changes in non-cash working capital in the quarter related to a $7.5 million increase in inventory as a result of higher gold bullion inventory balances at all mine sites (due to the timing of gold shipments) and a $6.3 million decrease in taxes payable. In 2018, the Company’s cash flows from operations are forecast to significantly increase with the first full-year of production from Fekola.

Adjusted net income (see “Non-IFRS Measures”) was $19.4 million ($0.02 per share) in the quarter compared to $18.9 million ($0.02 per share) in the prior-year quarter. Adjusted net income in the first quarter of 2017 mainly excluded various unrealized mark-to-market adjustments (totaling a net loss of $19.8 million). The Company generated a net loss of $4.6 million (negative $0.01 per share) in the quarter compared to net income of $6.7 million ($0.01 per share) in the same quarter last year.

Liquidity and Capital Resources

At March 31, 2017 the Company had cash and cash equivalents of $103.2 million compared to cash and cash equivalents of $144.7 million at December 31, 2016. Working capital at March 31, 2017 was $62.1 million compared to working capital of $101.0 million at December 31, 2016. In addition, the Company had $150 million of undrawn capacity on its $350 million revolving credit facility (“RCF”). On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in its RCF. Upon completion of loan documentation, the aggregate amount of the RCF will be increased from $350 million to $425 million. The Company also has a Euro 71.4 million term Fekola equipment loan facility with Caterpillar Financial SARL of which Euro 46.7 million was available for future drawdowns at quarter-end. The Company believes that this liquidity coupled with continued strong operating cash flows from its existing mine operations, will provide adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be October 1, 2017) based on current assumptions, including current gold prices and life-of-mine plans.

On August 11, 2016, the Company entered into an equity distribution agreement (the “ATM Agreement”) with two placement agents for the sale of common shares for aggregate gross proceeds of up to $100 million through “at the market” distributions under the Company’s prospectus supplement filed under its base shelf prospectus and registration statement (the “ATM Offering”). The ATM Offering runs until the earlier of (i) common shares with aggregate gross proceeds of $100 million being issued, (ii) February 11, 2018, or (iii) termination by one of the parties in accordance with the ATM Agreement. The placement agents, collectively, receive a placement fee of 2% of the gross proceeds from each placement. During the year ended December 31, 2016, the Company issued 14.8 million common shares for net proceeds of $44.2 million, under the ATM Offering. No common shares were issued under the ATM Agreement in the first quarter of 2017.

Operations

Mine-by-mine gold production in the first quarter of 2017 was as follows:

Mine	Q1 2017 Gold Production (ounces)	2017 Guidance (ounces)
Masbate	52,562	175,000 – 185,000
Otjikoto	42,774	165,000 – 175,000
La Libertad	28,539	110,000 – 120,000
El Limon	8,861	50,000 – 60,000
Subtotal	132,736	500,000 – 540,000
Fekola (pre-commercial)	-	45,000 – 55,000

B2Gold Consolidated	132,736	545,000 – 595,000

Mine-by-mine cash operating costs and AISC per ounce in the first quarter of 2017 were as follows:

Mine	Q1 2017 Cash Operating Costs ($ per ounce)	2017 Guidance ($ per ounce)	Q1 2017 AISC ($ per ounce)	2017 Guidance ($ per ounce)
Masbate	$524	$690 - $730	$808	$1,020 - $1,050
Otjikoto	$413	$510 - $550	$771	$855 - $885
La Libertad	$728	$625 - $665	$866	$785 - $815
El Limon	$994	$655 - $695	$1,572	$1,065 - $1,095
Subtotal	$564	$615 - $655	$889	$960 - $990
Fekola (pre- commercial)	-	$580 - $620	-	$700 - $730

B2Gold Consolidated	$564	$610 - $650	$889	$940 - $970

Masbate Gold Mine - Philippines

The Masbate Mine in the Philippines continued its very strong operational performance into the first quarter of 2017 producing 52,562 ounces of gold, 5% (or 2,569 ounces) above budget and comparable with the prior-year quarter. Gold production improved against budget mainly due to higher-than-expected throughput and recoveries mainly driven by higher-than-budgeted oxide ore from the Colorado Pit. As mining advances in the Colorado Pit, the trend of more oxide ore than modelled has continued. As a result, oxide feed material accounted for 42% of the total milled tonnes in the quarter compared to budget of 20% (with the remaining amount consisting of transitional to sulfide material). The higher mill recoveries in the quarter also reflected the ongoing benefits from the recent CIL circuit upgrade, tracking slightly ahead of expectations. The Masbate Mine also continued its strong safety performance, extending the number of days without a “Lost-Time-Injury” to 535 days at the end of the first quarter of 2017.

Mill throughput in the quarter was 1,704,001 tonnes compared to budget of 1,645,473 tonnes and 1,785,891 tonnes in the first quarter of 2016. Mill throughput exceeded budget as a result of the softer ore conditions (due to the higher-than-budgeted oxide blend) and a reduction in planned downtime. In February, a planned plant maintenance shutdown was completed more quickly than anticipated (in 8 days instead of the estimated 10 days). Mill throughput was lower compared with the prior-year quarter as a result of the February maintenance shutdown. Mill recoveries averaged 74.8% which was better than budget of 73.3% and 72.9% in the first quarter of 2016. The improved recoveries in the quarter reflect both the higher-than-budgeted oxide blend and the benefit of the process improvements as part of the Masbate plant upgrade which came on line on June 29, 2016. The average grade processed was 1.28 g/t, comparable to budget and slightly higher compared to 1.26 g/t in the first quarter of 2016.

Masbate’s first quarter cash operating costs were $524 per ounce, significantly below budget by $110 per ounce (or 17%). This was mainly the result of both higher-than-budgeted gold production and lower-than-budgeted operating costs. Operating costs in the quarter benefited from higher silver by-product credits and lower maintenance costs and stockpile adjustments (as compared to budget). Masbate’s first quarter cash operating costs were $68 per ounce higher compared with the first quarter of 2016 (but substantially below budget), mainly as a result of higher fuel prices and maintenance costs (attributable to the February 2017 maintenance shutdown). AISC in the quarter were $808 per ounce compared to budget of $1,127 per ounce and $638 per ounce in the prior-year quarter. AISC were below budget as a result of lower cash operating costs and sustaining capital expenditures due to the timing of mobile equipment purchases which are now expected to occur later in 2017.

Capital expenditures in the first quarter of 2017 totaled $15.0 million which mainly consisted of mobile equipment costs of $6.6 million, deferred stripping costs of $2.7 million, power plant upgrades of $2.4 million and processing plant upgrades of $0.9 million.

For full-year 2017, the Masbate Mine is forecast to produce between 175,000 to 185,000 ounces of gold at cash operating costs of between $690 to $730 per ounce and AISC of between $1,020 and $1,050 per ounce. Masbate’s forecast 2017 AISC includes the planned mine fleet replacement and expansion costs. Since the new fleet will commence utilization in 2017, all of the related equipment purchase costs have been included in Masbate’s 2017 forecast AISC (even though the equipment will benefit Masbate operations in future years as well). Masbate’s mine equipment purchases are planned to significantly decrease in 2018.

As previously reported by the Company on September 27, 2016, October 18, 2016 and in its MD&A for the year ended December 31, 2016, the Philippine Department of Environment and Natural Resources (the “DENR”) announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines and issued the Masbate Mine audit report which contains the detailed findings from the audit and directed the Company to provide explanations and comments in response to the audit findings as described in the Company’s previous disclosures. The Company provided a comprehensive response to the findings and recommendations in the audit, which the Company believes addresses the issues raised. As reported by the Company on February 2, 2017, the DENR has announced further results of its mining audit and the Masbate Mine was not among the mines announced to be suspended or closed. To date the Company has not received any updated formal written response from the DENR confirming the results of the audit in respect of Masbate and as such, the final outcome of the audit has not been determined. The Company believes that it continues to be in compliance with Philippine’s laws and regulations. The Company continues to work closely with the DENR to maintain compliance with regulations and continues to promote improved quality of life in the communities where it operates. The Company will continue to provide updates of its progress with the DENR. Operations remain uninterrupted at the mine and the projections and guidance for the Masbate Mine and the Company on a consolidated basis are provided on this basis.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had a very strong start to the year with first quarter gold production of 42,774 ounces, significantly above budget by 20% (or 7,082 ounces) and also 20% (or 7,071 ounces) greater than the first quarter of 2016. The increase over both budget and the prior-year quarter was mainly due to better-than-expected grade and ore tonnage from the new Wolfshag Phase 1 Pit and increased high grade ore tonnage from the bottom of the Otjikoto Phase 1 Pit, accompanied by smaller gains from improved plant performance.

The average grade processed in the quarter was 1.62 g/t, compared to budget of 1.39 g/t and 1.37 g/t in the first quarter of 2016. To date there has been a positive reconciliation in terms of both grade and ore tonnage from the oxide portion of the Wolfshag Phase 1 Pit versus the resource model. As a result, processed ore from Wolfshag was approximately 230,000 tonnes at a grade of 1.90 g/t versus a budget of 84,000 tonnes at a grade of 1.41 g/t. In addition, high grade ore from the bottom of the Otjikoto Phase 1 Pit (carried over from the fourth quarter of 2016 and into the first quarter of 2017, both from stockpiles and pit production) also exceeded expectations. Processed high grade ore from the Otjikoto Phase 1 Pit was approximately 380,000 tonnes at a grade of 1.90 g/t versus a budget of 355,000 tonnes at a grade of 1.70 g/t. The Otjikoto Phase 1 Pit was completed by mid-January. Mill throughput for the quarter was 832,805 tonnes compared to a budget of 814,680 tonnes and 822,602 tonnes in the first quarter of 2016. Mill recoveries remained high and averaged 98.6%, exceeding the budget of 98.0% and 98.5% in the first quarter of 2016.

Otjikoto’s first quarter cash operating costs were $413 per ounce, significantly below budget by $121 per ounce (or 23%). This was mainly the result of higher-than-budgeted gold production combined with lower-than-budgeted fuel prices, fuel/reagent consumption and labour costs. Otjikoto’s first quarter cash operating costs were $32 per ounce higher compared with the first quarter of 2016, as the prior-year quarter had benefited from a significantly weaker Namibian dollar/US dollar foreign exchange rate and lower fuel prices. AISC in the quarter were $771 per ounce, below both budget of $1,049 per ounce and $835 per ounce in the prior-year quarter reflecting lower cash operating costs and sustaining capital expenditures. Pre-stripping costs in the quarter were $1.8 million below budget mainly due to lower-than-expected mining costs and strip ratios.

Capital expenditures in the first quarter of 2017 totaled $12.6 million and included $6.5 million for deferred stripping and $4.4 million for mobile equipment.

Life-of-mine production plans for the Otjikoto Mine, incorporating preliminary projections for the Wolfshag open pit and underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies are completed, expected at the end of the third quarter of 2017. Studies are ongoing to determine the optimum interface between open pit and underground mining to maximize project economics.

For full-year 2017, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold at cash operating costs of between $510 and $550 per ounce. Forecast gold production at Otjikoto is expected to be weighted towards the second-half of the year as Wolfshag Phase 1 and Otjikoto Phase 2 pits reach higher grade and lower strip ratio benches. Otjikoto’s forecast 2017 AISC are expected to be between $855 and $885 per ounce, reflecting higher projected strip ratios at the new Otjikoto Phase 2 and Wolfshag Phase 1 pits. The average strip ratios at Otjikoto are expected to be lower in 2018 and 2019.

La Libertad Gold Mine - Nicaragua

Gold production at La Libertad Mine in Nicaragua was 28,539 ounces in the first quarter of 2017, slightly above budget (by 550 ounces) and comparable with the prior-year quarter. Mill throughput, recoveries and processed grade were all slightly above budget. The mill continued to operate well, processing 561,152 tonnes (Q1 2016 – 576,487 tonnes) in the quarter at an average grade of 1.67 g/t (Q1 2016 – 1.66 g/t) with gold recoveries averaging 94.5% (Q1 2016 - 94.7%) . The Jabali Central open pit continues to be the primary source of ore for La Libertad, as Mojon Underground continues to ramp up.

Resettlement and permitting activities continue at the high grade Jabali Antenna Pit. However, the Company has recently changed its planned sequencing for bringing the Jabali Antenna Pit into the mine plan (originally forecast to enter the production stream in the third quarter of 2017). Given the delays in resettlement at Jabali Antenna (which have been out of the Company’s control), the Company is now focused on bringing the San Juan Pit into production earlier than planned and ahead of Jabali Antenna. An internal study was recently completed that deemed San Juan to be a viable open pit operation. As a result, mine plans for San Juan have been reconfigured for open pit mining, allowing it to advance to production as early as the third quarter of 2017 (subject to the receipt of mine permits). Development and related permitting activities also continue for other areas. Road access to a small pit, El Salto, located west of Mojon, is currently under construction. Work continues on permitting for an additional small pit in the El Tope area which the Company anticipates will be available in the third quarter of 2017. Jabali Antenna underground development is also underway with the portal established and the ramp work now advancing. Permitting for the western area of this mine is now in process.

La Libertad’s cash operating costs were $728 per ounce in the first quarter of 2017, approximately in-line with budget. Cash operating costs were $105 per ounce higher compared with the first quarter of 2016, as the prior-year quarter had benefited from lower mining costs mainly attributable to the Los Angeles Pit (which had shorter haul distances to the mill/landfills and a lower strip ratio than compared to Jabali Central). The Los Angeles Pit was completed in April 2016. However, for the full-year 2017, La Libertad’s cash operating costs are forecast to be between $625 and $665 per ounce and be comparable to its 2016 annual cash operating costs (of $659 per ounce). AISC in the quarter were $866 per ounce compared to budget of $952 per ounce and $1,043 per ounce in the prior year quarter. The lower than budgeted AISC mainly resulted from the timing of sustaining capital expenditures which are expected to occur later in 2017.

Total capital expenditures in the first quarter of 2017 were $3.6 million, mainly consisting of La Esperanza Tailings Dam expansion of $2.2 million and deferred development costs of $0.9 million.

On March 29, 2017, the Company was presented with 2 awards from the Association of Producers and Exporters of Nicaragua with respect to its La Libertad operations. The Company received the 2016 Award for “Friend of the Environment”, related to environmental stewardship in water management, and the 2016 Award for “Exporter of the Year”, for being the largest single exporting company in Nicaragua.

For full-year 2017, La Libertad Mine is forecast to produce between 110,000 and 120,000 ounces of gold at cash operating costs of between $625 and $665 per ounce and AISC of between $785 and $815 per ounce.

El Limon Gold Mine - Nicaragua

El Limon Mine in Nicaragua continued to underperform in the first quarter with gold production of 8,861 ounces, 2,246 ounces below budget and 1,355 ounces lower than the same quarter last year. The primary cause of the shortfall was lower processed grade which was 2.41 g/t versus a budget of 2.99 g/t and 2.92 g/t in the first quarter of 2016. El Limon’s production continued to be negatively affected by mine fleet availability limitations and water control issues which reduced high grade ore flow from Santa Pancha Underground. As a result, mill feed was supplemented with smaller volumes of lower grade ore recovered from surface stockpiles and purchased (small miner) high grade ore. To improve overall mine performance, additional mining equipment has been purchased and delivered, and the mine development contractor has accelerated operations. For Santa Pancha 1 Mine, the deep well is being reamed and relined, and is expected to be operational in May 2017. The auxiliary dewatering system has been improved but the deep well is essential in order to develop the higher grade stopes. Tonnage milled for the quarter was 122,856 tonnes compared to budget of 123,701 tonnes and 116,481 tonnes in the first quarter of 2016. Mill recoveries averaged 92.9% compared to budget of 93.5% and 93.6% in the first quarter of 2016.

Surface development for the Mercedes Pit is advancing, and the Environmental Impact Assessment (“EIA”) is ready for submission. The EIA for Veta Nueva, the next underground mine, is also ready for submission. An underground contractor has been selected and surface preparations started.

El Limon’s cash operating costs were $994 per ounce in the first quarter of 2017, $112 per ounce higher than budget and $219 per ounce higher than the prior-year quarter. The increase was mainly attributable to the limited access to higher grade ore at Santa Pancha Underground. AISC in the quarter were $1,572 per ounce compared to budget of $1,459 per ounce and $1,127 per ounce in the prior-year quarter.

Capital expenditures in the first quarter of 2017 totaled $3.3 million which consisted mainly of underground development costs for Santa Pancha of $1.9 million and mobile equipment costs of $0.7 million. The Company has a $5 million exploration budget for El Limon in 2017 and to date exploration drilling results have been encouraging around El Limon.

For full-year 2017, El Limon is expected to produce between 50,000 and 60,000 ounces of gold at cash operating costs of between $655 and $695 per ounce and AISC between $1,065 and $1,095 per ounce. As a result of the operational improvements being implemented (as discussed above), the Company believes that El Limon Mine remains on track to meet its full-year 2017 production guidance.

Development

Fekola Development Project - Mali

The Fekola Project mine construction in Mali remains approximately 3 months ahead of schedule and on target for an October 1, 2017 production start. The Fekola Project remains on budget and is expected to be a large low-cost producer and should enable the Company to significantly reduce its longer term cash operating costs per ounce and AISC per ounce.

Based on the updated production plans, the Fekola Project is now projected to produce an average of 375,000 to 400,000 ounces of gold per year for the first five years of production (2018 to 2022) and 365,000 to 390,000 ounces per year over the first seven years of production (2018 to 2024). The mining schedule has been adjusted to ensure sufficient feed for the October 1, 2017 start date. Mining rates will not materially change to supply the 5 Mtpa plant, as the additional material will be diverted from planned stockpiles. Under the 5 Mtpa updated production plan, the initial mine life for the Fekola Project is expected to be approximately ten years. B2Gold is currently updating the financial analysis for the Fekola Project to include the updated Mineral Reserves, updated mining production schedule, 5 Mtpa process throughput, current costs, and reconciliation to actual construction and pre-stripping progress. The updated cost model is expected to be completed by the end of the third quarter of 2017.

In the first quarter of 2017, the B2Gold construction team continued to develop the Fekola Project. At the end of the first quarter, the project was approximately 75% complete with civil earthworks construction and process plant construction approximately 91% and 54% complete, respectively.

Development of the open pit continued to progress ahead of schedule, with a total of 2.6 million tonnes of waste and 200,000 tonnes of ore mined during the quarter. The first phase of the mining fleet, including six CAT 777E haul trucks and two CAT 6020B excavators, is in operation. Through the first quarter average daily mining rates have increased from 25,000 tonnes to 42,000 tonnes. The second grade control drilling campaign commenced in the third week of March 2017.

Installation of the ball and SAG mills at the process plant commenced in February 2017, following arrival and preparation of the components in January 2017. Concrete progress and structural steel erection at the mill is approximately 99% and 94% complete, respectively. Concrete work and plate work at the primary crusher and stockpile feed conveyor has been completed while approximately 80% of the structural steel at the primary crusher has been erected. Installation of pipe supports, pipework, mechanical equipment and electrical cables continued site wide. Instrumentation installation at the leach and CIP tanks, leach thickener and tailings thickener also commenced during the quarter.

Construction and lining of the site ponds with high density polyethylene (“HDPE”) geomembrane has been completed. Underground utility installation including fresh water, sewage lines, and fire water continued throughout the plant site. Erection of the various buildings around site also commenced, with a completion rate of approximately 35% at the end of the quarter.

Earthworks construction of the phase 1 tailings storage facility (“TSF”) embankment has been completed and HDPE lining of the facility is 100% complete. The network of under-drains in the basin of the TSF, which aids in consolidation of the tailings and extending the life of the facility, has also been completed. The first of the three decant structures, designed to return water back to the process plant, has been finished along with the decant access road above the HDPE liner. The TSF and the site water management structures are approximately 98% and 93% complete, respectively. Construction of the run of mine (ROM) pad continued through the quarter with over 1,700,000 m3 of material placed to date and 750,000 m3 of material placed in the quarter.

The manpower on site saw an increase through the first quarter with an average of 1,050 employees and contractors.

Capital expenditures in the first quarter of 2017 totaled $67.8 million compared with a construction budget of $65.3 million. Expenditures on the Fekola Project to date are $438.9 million, including $41 million of preconstruction expenditures, compared with a budget to date of $441.7 million. The project remains ahead of schedule and on budget.

Outlook

The core activities of the Company remain its current mining operations and the construction of its Fekola Mine. Based on Fekola’s current mine construction progress, the Fekola construction is approximately three months ahead of schedule and is planning for an October 1, 2017 production start. Fekola is expected to be another low-cost mine and should enable the Company to significantly increase its production base while at the same time reduce its longer term forecast consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce.

For 2017, B2Gold is projecting another growth year with consolidated gold production expected to be in the range of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces). Looking forward to 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and be between 900,000 to 950,000 ounces.

For 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company’s forecast consolidated cash operating costs and AISC per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for all-in sustaining costs).

The Company expects that its current funding measures and continued strong performance from operations will provide sufficient liquidity and resources to maintain operations and ensure that, based on current assumptions including the current gold price and life-of-mine plans, construction of the Fekola Project is fully funded through to completion (forecast to be October 1, 2017).

In addition to its development of Fekola and strong operating performance of its existing mines, the Company continues to pursue its organic growth strategy. Sustainable organic growth also requires a continued focus on exploration, permitting and feasibility programs at the Company’s existing projects. Exploration will also focus on drilling additional greenfield opportunities. The Company has a significant exploration budget for 2017 totaling $53 million, which includes a $7 million increase approved in the first quarter of 2017. The most significant areas of exploration focus for the Company are in West Africa where the Company expects to complete initial resource estimates for its new Anaconda and Toega prospects in 2017.

In 2018, the Company’s flagship Fekola Mine is expected to be the most significant contributor to an approximate 65% increase (from 2016) in the Company’s annual projected gold production, as well as a significant reduction in the Company’s consolidated cash operating costs and AISC per ounce. As a result of the impact of bringing the Fekola Project on line, the Company anticipates being in a strong position to pursue additional accretive acquisitions. To date B2Gold’s dramatic production growth profile has been achieved through a series of accretive acquisitions, on time and on budget project developments and exploration success. The Company’s objective is to continue its successful growth strategy, irrespective of the gold cycle.

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations and development matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the exploration and resource information contained in this news release.

First Quarter 2017 Financial Results - Conference Call Details

B2Gold Corp. will release its first quarter 2017 results before the North American markets open on Thursday, May 4, 2017.

B2Gold executives will host a conference call to discuss the results on Thursday, May 4, 2017, at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 416-406-0743 or toll free at +1 800-806-5484 prior to the scheduled start time (passcode: 6214960#) or you may listen to the call via webcast by clicking: http://www.investorcalendar.com/IC/CEPage.asp?ID=175781. A playback version of the call will be available for one week after the call at +1 905-694-9451 or toll free at +1 800-408-3053 (passcode: 8848107#).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, costs, capital expenditures, acquisitions, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows and growth; production estimates and guidance, including the Company’s projected gold production of between 545,000 to 595,000 ounces in 2017 and production being weighted towards the second half of 2017 and projected gold production of between 900,000 and 950,000 ounces in 2018; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including: expected grades and sources of ore to be processed in 2017;the development and production from the Fekola Project commencing October 1, 2017 and the Fekola Project being approximately three months ahead of schedule, on budget and fully funded; the Fekola Project being a low cost mine and its anticipated effect on the Company’s gold production and per ounce costs and being the most significant contributor to an expected approximate 65% increase in production in 2018; the expected mine life of the Fekola Project; the expected completion of updated financial analysis for the Fekola Project by the end of the third quarter of 2017; the forecasted increase in cash flows from operations in 2018; completion of geotechnical, hydrogeological and design studies for the Wolfshag zone and life-of-mine production plans for the Otjikoto Mine; the projections included in existing technical reports, economic assessments and feasibility studies; anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof; the resolution of the audit by the DENR in relation to the Masbate Mine and the final outcome thereof; expected replacement and expansion of the Masbate Mine fleet and the expected decrease in equipment purchases at Masbate in 2018; the completion of permitting and resettlement activities in respect of underground development at the Jabali Antenna Pit; production from the San Juan Pit as early as the third quarter of 2017; San Juan Pit going into production ahead of the Jabali Antenna Pit; timing differences on the incursion of pre-stripping costs at the Otjikoto Mine and mobile equipment purchases at the Masbate Mine; the deep well at the Santa Pancha 1 Mine at El Limon being operational in May 2017; the expected timing to complete initial resource estimates for Anaconda and Toega; the potential increased opportunities for accretive acquisitions; the delivery of ounces under the Prepaid Sales transactions; the increase in the amount of the RCF upon completion of loan documentation; and the adequacy of capital for continued operations, including funding of the Fekola Project . All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with m ining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to our Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7.Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, including “cash operating costs”, “all-in sustaining costs” and "adjusted net income". Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2017	2016

Gold revenue	$146,256	$144,252

Cost of sales

Production costs	(67,047)	(61,644)
Depreciation and depletion	(36,381)	(34,313)
Royalties and production taxes	(5,762)	(5,856)

Total cost of sales	(109,190)	(101,813)

Gross profit	37,066	42,439

General and administrative	(7,381)	(7,488)
Share-based payments	(1,601)	(5,385)
Write-down of mineral property interests	(1,439)	-
Provision for non-recoverable input taxes	(578)	(242)
Foreign exchange gains	319	362
Other	(959)	(1,535)

Operating income	25,427	28,151

Unrealized loss on fair value of convertible notes	(14,456)	(5,959)
Community relations	(1,580)	(887)
Interest and financing expense	(2,133)	(3,026)
Realized losses on derivative instruments	(448)	(5,495)
Unrealized losses on derivative instruments	(5,337)	(9,450)
Write-down of long-term investments	(883)	-
Other	(189)	(911)

Income before taxes	401	2,423

Current income tax, withholding and other taxes expense	(4,760)	(4,345)
Deferred income tax (expense) recovery	(198)	8,573

Net (loss) income for the period	$(4,557)	$6,651

Attributable to:
Shareholders of the Company	$(5,499)	$8,317
Non-controlling interests	942	(1,666)

Net (loss) income for the period	$(4,557)	$6,651

Earnings (loss) per share (attributable to shareholders of the Company)
Basic	$(0.01)	$0.01
Diluted	$(0.01)	$0.01

Weighted average number of common shares outstanding (in thousands)
Basic	970,440	927,139
Diluted	970,440	930,800

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2017	2016

Operating activities
Net (loss) income for the period	$(4,557)	$6,651
Mine restoration provisions settled	-	(32)
Non-cash charges	47,376	48,595
Changes in non-cash working capital	(16,961)	(6,059)
Proceeds from prepaid sales	15,000	120,000
Changes in long-term value added tax receivables	(1,259)	2,398

Cash provided by operating activities	39,599	171,553

Financing activities
Revolving credit facility, drawdowns	-	50,000
Repayment of revolving credit facility	-	(100,000)
Fekola equipment loan facility, drawdowns net of transaction costs	26,126	-
Otjikoto equipment loan facility, drawdowns net of transaction costs	-	1,236
Repayment of Otjikoto equipment loan facility	(2,269)	(1,780)
Interest and commitment fees paid	(2,503)	(3,082)
Repayment of Nicaraguan equipment loans	(307)	(505)
Common shares issued for cash on exercise of stock options	17,968	18
Restricted cash movement	(4,286)	(50)

Cash provided (used) by financing activities	34,729	(54,163)

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(12,552)	(18,708)
Masbate Mine, development and sustaining capital	(14,954)	(8,514)
Libertad Mine, development and sustaining capital	(3,592)	(8,780)
Limon Mine, development and sustaining capital	(3,331)	(1,380)
Fekola Project, development	(67,810)	(46,441)
Gramalote Project, prefeasibility and exploration	(2,585)	(63)
Other exploration and development	(11,013)	(5,033)
Purchase of non-controlling interest	-	(6,000)
Other	(26)	754

Cash used by investing activities	(115,863)	(94,165)

Increase (decrease) in cash and cash equivalents	(41,535)	23,225

Effect of exchange rate changes on cash and cash equivalents	95	701

Cash and cash equivalents, beginning of period	144,671	85,143

Cash and cash equivalents, end of period	$103,231	$109,069

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	March 31,	December 31,
	2017	2016

Assets
Current
Cash and cash equivalents	$103,231	$144,671
Accounts receivable, prepaids and other	11,828	10,723
Value-added and other tax receivables	17,228	16,984
Inventories	115,240	104,691
	247,527	277,069
Long-term investments	12,801	10,028
Value-added tax receivables	18,707	18,024
Mining interests
- Owned by subsidiaries	2,035,709	1,950,356
- Investments in joint ventures	55,564	53,724
Other assets	28,945	26,934
	$2,399,253	$2,336,135
Liabilities
Current
Accounts payable and accrued liabilities	$86,541	$81,722
Current taxes payable	6,913	13,180
Current portion of long-term debt	20,325	13,935
Current portion of derivative instruments at fair value	6,073	3,466
Current portion of prepaid sales	60,000	57,450
Other	5,582	6,288
	185,434	176,041
Derivative instruments at fair value	6,787	6,439
Long-term debt	506,566	472,845
Prepaid sales	60,000	62,550
Mine restoration provisions	81,632	81,162
Deferred income taxes	74,745	74,072
Employee benefits obligation	8,396	7,860
Other long-term liabilities	2,525	602
	926,085	881,571
Equity
Shareholders’ equity
Share capital
Issued: 973,446,385 common shares (Dec 31, 2016 – 964,892,433)	2,180,388	2,151,993
Contributed surplus	47,776	56,191
Accumulated other comprehensive loss	(92,254)	(95,435)
Deficit	(673,259)	(667,760)
	1,462,651	1,444,989
Non-controlling interests	10,517	9,575
	1,473,168	1,454,564
	$2,399,253	$2,336,135